UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D *

Under the Securities Exchange Act of 1934

               McMoRan Exploration Co.
(Name of Issuer)

               Common Stock, $0.01 par value
(Title of Class of Securities)

                                        582411 104
(CUSIP Number)

                                   Douglas N. Currault II

                                    333 N. Central Ave.

                                 Phoenix, AZ  85004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    December 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582411 104
(1)	Names of Reporting Persons	Freeport-McMoRan Copper & Gold Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
		(b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person with
	(7) Sole Voting Power	31,250,0000
	(8) Shared Voting Power	0
	(9) Sole Dispositive Power	31,250,000
	(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	31,250,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)	16.6% *
(14)	Type of Reporting Person (See Instructions)	CO

* Based on 106,166,687 shares of Common Stock of the Issuer outstanding as of November 15, 2010,  plus (i) 51,000,000 shares of Common Stock issued to Plains Exploration & Production Company on December 30, 2010 and (ii) 31,250,000 shares of Common Stock of the Issuer, which the Reporting Person may acquire within 60 days of December 30, 2010.

CUSIP No. 582411 104
(1)	Names of Reporting Persons	Freeport-McMoRan Preferred LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
		(b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person with
	(7) Sole Voting Power	0
	(8) Shared Voting Power	0
	(9) Sole Dispositive Power	0
	(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	31,250,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)	16.6% *
(14)	Type of Reporting Person (See Instructions)	OO

* Based on 106,166,687 shares of Common Stock of the Issuer outstanding as of November 15, 2010,  plus (i) 51,000,000 shares of Common Stock issued to Plains Exploration & Production Company on December 30, 2010 and (ii) 31,250,000 shares of Common Stock of the Issuer which the Reporting Person may acquire within 60 days of December 30, 2010.

Item 1.                 Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of McMoRan Exploration Co. (the “Issuer”), a Delaware corporation, which can be obtained at any time at the option of the Reporting Persons (as defined below) upon conversion of the 5¾% Convertible Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $1,000 per share (the “Preferred Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 1615 Poydras Street, New Orleans, Louisiana 70112.

Item 2.                 Identity and Background.

(a-c and f)  This statement is filed by Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (“FCX”) and Freeport-McMoRan Preferred LLC, a Delaware limited liability company and a wholly owned subsidiary of FCX (“FCX Preferred” and together with FCX, the “Reporting Persons”). The address of the principal business of both of the Reporting Persons is 333 N. Central Ave., Phoenix, AZ 85004.

FCX is a leading international mining company with headquarters in Phoenix, Arizona. FCX operates large, long-lived, geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum.  FCX has a dynamic portfolio of operating, expansion and growth projects in the copper industry and is the world’s largest producer of molybdenum.  FCX Preferred was organized by FCX for the purpose of investing in the Preferred Stock.

FCX Preferred has no managers or officers, and the officers of FCX, its sole member, are authorized to act on its behalf.  Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of FCX’s directors and executive officers, as of the date hereof.  Other than such directors and executive officers, there are no persons controlling FCX or FCX Preferred.

(d)  Neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)  Neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

Item 3.                 Source and Amount of Funds or Other Consideration.

On December 30, 2010, FCX, through FCX Preferred, purchased a total of 500,000 shares of the Preferred Stock, for an aggregate purchase price of $500,000,000 pursuant to the Stock Purchase Agreement (as defined below).  These shares of Preferred Stock are immediately convertible into an aggregate of 31,250,000 shares of Common Stock.  FCX funded the purchase of the shares of Preferred Stock by FCX Preferred through FCX’s existing cash balances, and did not borrow any funds in connection with the purchase.

Item 4.                 Purpose of Transaction.

On September 19, 2010, FCX, FCX Preferred and the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which the Issuer agreed to sell and FCX Preferred agreed to purchase 500,000 shares of the Issuer’s Preferred Stock for an aggregate purchase price of $500 million (the “Issuance”), concurrently with consummation of the Issuer’s oil and gas property acquisition from Plains Exploration & Production Company (the “Acquisition”) and the Issuer’s $400 million financing transaction with a group of institutional investors (the “Financing Transaction”).  The closing of the Issuance was conditioned on the concurrent consummation of the Acquisition.  The Issuer’s stockholders approved the issuance of the Common Stock in connection with the Acquisition and the Issuance at its special meeting held on December 30, 2010.  Each of the Issuance, the Acquisition and the Financing Transaction closed on December 30, 2010.  In connection with the closing of the Issuance, the Reporting Persons and the Issuer entered into a stockholder agreement and a registration rights agreement, which are more fully described below.

As set forth in the Certificate of Designations of the Preferred Stock, at any time, the holder of the Preferred Stock may elect to convert shares of the Preferred Stock, in whole or in part, at an initial conversion rate of 62.5 shares of common stock per share of Preferred Stock (initially, an aggregate of 31.25 million shares of the Issuer’s common stock), or an initial conversion price of $16.00 per share of common stock, subject to customary anti-dilution adjustments and make-whole adjustment upon certain fundamental changes.

The holder of the Preferred Stock will be entitled to receive, when, as, and if declared by the Issuer’s board of directors, cumulative dividends at the rate of 5¾% per annum, payable quarterly in cash.  Accumulated but unpaid dividends accumulate at the rate of 5¾% per annum.  Each share of Preferred Stock will have a liquidation preference of $1,000 plus an amount equal to all dividends (whether or not declared) accumulated and unpaid to the date of final distribution to holders.  The Preferred Stock will rank senior to the Issuer’s common stock and on parity with the Issuer’s outstanding series of preferred stock.

The Preferred Stock will be governed by the terms of the Certificate of Designations of the Preferred Stock.  Except as granted under Delaware law or the Issuer’s certificate of incorporation, the Preferred Stock will have no voting rights, other than with respect to adverse amendments to the Issuer’s organizational documents or the certificate of designations for the Preferred Stock, including the creation of, or increase in the authorized amount of, any equity securities, which will be senior to the Preferred Stock.  In addition, if dividends are in arrears for six calendar quarters (whether or not consecutive) or if the redemption price is not timely paid, then the holders of the Preferred Stock (voting separately as a class with all other series of parity stock with like voting rights that are then exercisable) will be entitled to elect two additional directors at the Issuer’s next annual or special meeting and at each subsequent annual meeting until all accumulated and unpaid dividends or the redemption price, as applicable, have been fully paid or set apart for payment. The term of office of such directors shall terminate immediately upon the termination of the right of the holders of the Preferred Stock and parity stock to vote for such directors.

The Issuer may not redeem any shares of the Preferred Stock before three years after the date of issuance of the Preferred Stock. On or after three years after the date of issuance of the Preferred Stock, the Issuer may redeem some or all of the Preferred Stock at a redemption price equal to 100% of the liquidation preference, plus accumulated but unpaid dividends to the redemption date, but only if the closing sale price of the Issuer’s common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date the Issuer gives the redemption notice exceeds 130% of the conversion price of the Preferred Stock.

Registration Rights Agreement

Upon closing of the Issuance on December 30, 2010, the Issuer and FCX entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to, within 60 days of closing, (1) prepare and file with the SEC a shelf registration statement with respect to the Preferred Stock issued to FCX Preferred under the Stock Purchase Agreement and the shares of Common Stock issuable upon conversion of the Preferred Stock (the “Registrable Securities”) that would permit the Registrable Securities to be resold in registered transactions and (2) use its commercially reasonable efforts to maintain the effectiveness of the shelf registration statement while FCX and its affiliates hold Registrable Securities. In addition, under certain circumstances, the Registration Rights Agreement permits FCX Preferred to demand or participate in an underwritten public offering of Common Stock by the Issuer.

Stockholder Agreement

Upon closing of the Issuance on December 30, 2010, FCX, FCX Preferred and the Issuer entered into a stockholder agreement (the “Stockholder Agreement”), pursuant to which, among other things, FCX will have the right to nominate individuals to serve on the Issuer’s board of directors (the “Designated Directors”) Under the Stockholder Agreement, for as long as FCX and its affiliates beneficially own (1) not less than 75% of the percentage of the Issuer’s Common Stock on a fully diluted basis owned at closing by FCX and its affiliates, FCX will have the right to designate two members of the Issuer’s board of directors; and (2) between 25% and 75% of the percentage of Issuer’s Common Stock on a fully diluted basis owned at closing by FCX and its affiliates, FCX will have the right to designate one member of the Issuer’s board of directors; provided, however, that FCX’s designation rights will be suspended during such time as at least two members of the Issuer’s board of directors are also members of FCX’s board of directors.  FCX will have no designation rights while FCX and its affiliates beneficially own less than 25% of the percentage of the Issuer’s Common Stock on a fully diluted basis owned at closing by FCX and its affiliates.

FCX and its controlled affiliates, including FCX Preferred, have agreed to a 120-day lock-up period during which FCX and its controlled affiliates will not (1) loan, offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise transfer or dispose of the Preferred Stock or shares of the Issuer’s Common Stock issuable upon conversion of the Preferred Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Issuer’s Common Stock or the Preferred Stock; provided, however, that FCX may make transfers to its wholly owned affiliates.  In addition, the Stockholder Agreement provides that, prior to December 30, 2011, none of FCX, its subsidiaries, controlled affiliates or any person that is an officer or director of FCX and who serves as an officer or director of the Issuer may sell or transfer to PXP any shares of Preferred Stock or any shares of the Issuer’s Common Stock issued upon conversion of the Preferred Stock.

While FCX, its affiliates and certain of their affiliated persons own at least 15% of the Issuer’s outstanding Common Stock, on a fully diluted basis, FCX and its controlled affiliates have agreed not to (1) acquire or seek to acquire additional securities of the Issuer if the acquisition would result in FCX owning more than 103% of the percentage of the Issuer’s Common Stock on a fully diluted basis owned at closing by FCX and its affiliates; (2) form, join, or in any way participate in or enter into agreements with a “group” (as defined in Section 13(d)-3 of the Exchange Act) with regard to the Issuer; (3) commence a tender offer or exchange offer for the Issuer’s securities; (4) agree on, offer or otherwise become involved with a merger or an acquisition transaction involving the Issuer; (5) call, or seek to call, a meeting of the Issuer’s shareholders, or seek to present a shareholder proposal; or (6) seek to assist, advise, or finance any of the foregoing.

While FCX and its affiliates own at least 5% of the Issuer’s outstanding Common Stock, on a fully diluted basis, FCX and its controlled affiliates have agreed not to (1) participate in any proxy solicitations with respect to the Issuer’s securities (other than certain permitted activities relating to solicitations by or on behalf of members of the FCX board of directors who are also members of the board of directors of the Issuer), or (2) enter into any agreements with regard to acquiring, voting, holding or disposing of any capital stock of the Issuer with any director or officer of FCX or PXP who is also a director or officer of the Issuer.

While FCX and its affiliates own at least 5% of Issuer’s outstanding Common Stock, on a fully diluted basis, and prior to December 30, 2011, FCX and its controlled affiliates have agreed not to enter into any agreements for the purpose of acquiring, voting, holding or disposing of any capital stock of the Issuer with PXP or any of its affiliates, directors or officers; provided, however, that the foregoing restriction shall not apply to any transaction (1) in which either FCX or PXP or any of their controlled affiliates offers to acquire all outstanding shares of the Issuer’s Common Stock, or (2) that is approved in advance by a majority of the Issuer’s independent directors.

Copies of the Stock Purchase Agreement, the Registration Rights Agreement and the Stockholder Agreement are attached hereto as Exhibits 2-4, respectively, and are incorporated herein by reference.  The foregoing descriptions of the Stock Purchase Agreement, the Registration Rights Agreement and the Stockholder Agreement are qualified in their entirety by reference to the full text thereof.

Other than as described herein, the Reporting persons have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D.

Several of the directors and executive officers of FCX also serve as directors or officers of the Issuer.  James R. Moffett, Richard C. Adkerson, B. M. Rankin, Jr., Robert A. Day, Gerald J. Ford and H. Devon Graham, Jr., each of whom is a director of FCX, also serve as directors of the Issuer.  Messrs. Moffett and Adkerson and Ms. Kathleen L. Quirk, each of whom is an executive officer of FCX, also serve as executive officers of the Issuer. In addition, Ms. Nancy D. Parmelee, an executive officer of the Issuer, also serves as an officer of FCX.  In the course of performing their duties for the Issuer, each of the directors and officers of the Issuer may discuss one or more of the matters enumerated above with the other directors of the Issuer or the Issuer’s management or may formulate a plan or proposal relating to one or more of the matters enumerated in Items 4(a)-(i) of Schedule 13D.  Pursuant to the Issuer’s stock incentive plans and as reported in their Section 16 filings, each of Messrs. Moffett, Adkerson, Rankin, Day, Ford and Graham and Ms. Quirk has the right to acquire shares of Common Stock upon the exercise of stock options granted to each as an officer and/or director of the Issuer and each of Messrs. Rankin, Day, Ford and Graham has the right to acquire shares of Common Stock upon the vesting of restricted stock units granted to each as a director of the Issuer.

Item 5.                 Interest in Securities of the Issuer.

(a-b)  As of the date hereof, FCX, through FCX Preferred, is the beneficial owner of 500,000 shares of the Preferred Stock, which is convertible at any time at the option of the holder into 31,250,000 shares of Common Stock, equivalent to approximately 16.6% of the outstanding shares of the Common Stock.  FCX holds the sole power to vote or to direct the vote and the power to dispose or to direct the disposition over the 500,000 shares of Preferred Stock and the shares of Common Stock issuable upon the conversion of the Preferred Stock.

The beneficial ownership of each of the directors and executive officers of FCX of shares of Common Stock of the Issuer is set forth in Schedule A hereto, which is incorporated herein by reference.

(c)  During the past 60 days, FCX, through FCX Preferred, purchased an aggregate of 500,000 shares of the Preferred Stock of the Issuer in the Issuance as described above.  In addition, during the past 60 days, the following individuals listed on Schedule A effected transactions in the Issuer’s Common Stock as follows:

•
On November 19, 2010, Richard C. Adkerson exercised compensatory stock options related to 100,000 shares of Common Stock with an exercise price of $16.275.  In order to satisfy the exercise price and withholding taxes due as a result of the exercise, Mr. Adkerson delivered or had withheld from the issuance an aggregate of 95,558 shares of Common Stock valued at $17.60 per share.

•
On November 15, 2010, the mandatory conversion date, Richard C. Adkerson acquired 33,602 shares of Common Stock upon the automatic conversion of 5,000 shares of the Issuer’s 6 ¾% Mandatory Convertible Preferred Stock previously purchased by Mr. Adkerson.

•
On November 15, 2010, the mandatory conversion date, James R. Moffett acquired 470,428 shares of Common Stock upon the automatic conversion of 70,000 shares of the Issuer’s 6 ¾% Mandatory Convertible Preferred Stock previously purchased by Mr. Moffett.

•
On November 15, 2010, the mandatory conversion date, Stephen H. Siegele acquired 201,612 shares of Common Stock upon the automatic conversion of 30,000 shares of the Issuer’s 6 ¾% Mandatory Convertible Preferred Stock previously purchased by Mr. Siegele.

•	On January 1, 2011, Gerald J. Ford received 670 shares of Common Stock from the Issuer in lieu of cash for some or all of his annual retainer fee.

(d)  The Preferred Stock is directly owned by FCX Preferred, a wholly owned subsidiary of FCX, which has the right to receive dividends from, or the proceeds from the sale of, the Preferred Stock and the shares of Common Stock issuable upon the conversion of the Preferred Stock.

(e)  Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                      Material to Be Filed as Exhibits.

Exhibit Number	Exhibit Name
1	Joint Filing Agreement by Freeport-McMoRan Copper & Gold Inc. and Freeport-McMoRan Preferred LLC.

2
Stock Purchase Agreement by and among Freeport-McMoRan Copper& Gold Inc., Freeport-McMoRan Preferred LLC and McMoRan Exploration Co. filed as exhibit 10.1 to the quarterly report on Form 10-Q filed by FCX with the SEC on November 5, 2010.

3
Registration Rights Agreement by and among Freeport-McMoRan Copper & Gold Inc. and McMoRan Exploration Co. filed as exhibit 10.1 to the current report on Form 8-K filed by FCX with the SEC on December 30, 2010.

4
Stockholder Agreement by and among Freeport-McMoRan Copper & Gold Inc., Freeport-McMoRan Preferred LLC and McMoRan Exploration Co. filed as exhibit 10.2 to the current report on Form 8-K filed by FCX with the SEC on December 30, 2010.

Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 January 7, 2011                                                              /s/ Douglas N. Currault II
         Date                                                                       Douglas N. Currault II
                       Assistant Secretary

Schedule A

The following is a list of the directors and executive officers of FCX, setting forth (i) the present principal occupation or employment, (ii) the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person and (iii) the amount of the Issuer’s common stock each of the FCX directors and executive officers beneficially owned as of December 30, 2010.  Unless otherwise indicated, all information is presented as of December 30, 2010 and all shares beneficially owned are held with sole voting and investment power.  All directors and executive officers listed below are citizens of the United States, and the business address for each director and officer is Freeport-McMoRan Copper & Gold Inc., 333 N. Central Ave., Phoenix, AZ 85004.

		Beneficial Ownership
Directors of FCX	Present Principal Occupation	Total Number of Shares	Percentage of Class
Richard C. Adkerson	Chief Executive Officer and President of FCX; Co-Chairman of the Board of McMoRan Exploration Co.	2,779,829 (1)	1.74%
Robert J. Allison, Jr.	Director and Chairman Emeritus of Anadarko Petroleum Corporation.	0	n/a
Robert A. Day
Chairman of the Board, Chief Executive Officer and founder of Trust Company of the West; Chairman of the Board of TCW Group; Chairman of Oakmont Corporation; Chairman, President and Chief Executive Officer of W. M. Keck Foundation
		1,094,660 (2)	*
Gerald J. Ford	Chairman of the Board of Diamond-A Ford Corp.; General Partner of Ford Financial Fund, L.P.	2,070,585 (3)	1.32%
H. Devon Graham, Jr.	President of R. E. Smith Interests	26,250 (4)	*
Charles C. Krulak	Former Commandant, United States Marine Corps.	0	n/a
Bobby Lee Lackey	Former Consultant. President and Chief Executive Officer of McManus-Wyatt-Hidalgo Produce Marketing Co.	7,000	*
Jon C. Madonna	Retired Chairman and Chief Executive Officer of KPMG.	2,000	*
Dustan E. McCoy	Chairman and Chief Executive Officer of Brunswick Corporation.	0	n/a
James R. Moffett	Chairman of the Board of FCX; Co-Chairman of the Board of McMoRan Exploration Co.	8,680,404 (5)	5.39%
B. M. Rankin, Jr.	Vice Chairman of the Board of FCX; Vice Chairman of the Board of McMoRan Exploration Co.	596,837 (6)	*
Stephen H. Siegele	Private investor.	931,612 (7)	*

		Beneficial Ownership
Executive Officers of FCX	Position	Total Number of Shares	Total Number of Shares
Richard C. Adkerson	Chief Executive Officer, President and Director of FCX.	2,779,829 (1)	1.74%
Michael J. Arnold	Executive Vice President and Chief Administrative Officer.	9,057	*
Kathleen L. Quirk	Executive Vice President, Chief Financial Officer and Treasurer.	386,811 (8)	*

Officer and Treasurer.
James R. Moffett	Chairman of the Board of FCX.	8,680,404 (5)	5.39%
_______________________
* Ownership is less than 1%
(1)
Includes 2,375,000 shares of the Issuer’s Common Stock issuable upon the exercise of options granted under the Issuer’s stock incentive plans and includes (a) 147 shares of the Issuer’s Common Stock held in his individual retirement account (IRA), (b) 261,879 shares of the Issuer’s Common Stock held by Mr. Adkerson through a Grantor Retained Annuity Trust, (c) 73,072 shares of the Issuer’s Common Stock issuable upon conversion of 500 shares of the Issuer’s 8% convertible perpetual preferred stock and (d) 33,908 shares of the Issuer’s Common Stock held in a foundation with respect to which Mr. Adkerson, as a member of the board of trustees, shares voting and investment power, but as to which he disclaims beneficial ownership. The economic value of 881,250 of the exercisable stock options has been transferred pursuant to a partition agreement.

(2)
Includes 22,375 shares of the Issuer’s Common Stock issuable upon the exercise of options granted under the Issuer’s stock incentive plans and includes 114,100 shares of the Issuer’s Common Stock held by Mr. Day’s spouse, as to which he disclaims beneficial ownership.

(3)
Includes 670 shares of the Issuer’s Common Stock received by Mr. Ford from the Issuer on January 1, 2011in lieu of cash for some or all of his annual retainer fee. Includes 22,375 shares of the Issuer’s Common Stock issuable upon the exercise of options granted under the Issuer’s stock incentive plans and includes 146,145 shares of the Issuer’s Common Stock issuable upon conversion of 1,000 shares of the Issuer’s 8% convertible perpetual preferred stock.

(4)	Includes 22,375 shares of the Issuer’s Common Stock issuable upon the exercise of options granted under the Issuer’s stock incentive plans.

(5)
Includes 3,775,000 shares of the Issuer’s Common Stock issuable upon the exercise of options granted under the Issuer’s stock incentive plans and includes (a) 4,904,544 shares of the Issuer’s Common Stock held by a limited liability company with respect to which Mr. Moffett, as a member, shares voting and investment power and (b) 860 shares of the Issuer’s Common Stock held by Mr. Moffett’s spouse, as to which he disclaims beneficial ownership.

(6)
Includes 9,500 shares of the Issuer’s Common Stock issuable upon the exercise of options granted under the Issuer’s stock incentive plans and includes 567,889 shares of the Issuer’s Common Stock held by a limited partnership in which Mr. Rankin is the sole stockholder of the sole general partner.

(7)	Includes 20,000 shares held through a trust as to which Mr. Siegele is the beneficiary.

(8)	Includes 375,000 shares of the Issuer’s Common Stock issuable upon the exercise of options granted under the Issuer’s stock incentive plans.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to shares of common stock, par value $0.01 per share, of McMoRan Exploration Co., a Delaware corporation, and that this Agreement may be included as an exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 7th day of January, 2011.

Freeport-McMoRan Preferred LLC

By: Freeport-McMoRan Copper & Gold Inc., its sole member

                           /s/ Douglas N. Currault II
                        Douglas N. Currault II
                         Secretary

Freeport-McMoRan Copper & Gold Inc.

                           /s/ Douglas N. Currault II
                        Douglas N. Currault II
                          Secretary